Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 28, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Courtney Lindsay

                     Christine Westbrook

                     Gary Newberry

                     Kate Tillan

Re:	Praxis Precision Medicines,

Inc. Draft Registration Statement on Form S-1

Submitted July 22, 2020

CIK No. 0001689548

Ladies and Gentlemen,

On behalf of our client, Praxis Precision Medicines, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated August 18, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

Draft Registration Statement on Form S-1

Prospectus Summary

Company Overview, page 1

1.

We note your statements indicating that your therapeutics are potentially “best-in-class” or “first-in-class.” These terms suggest that your product candidates are effective, likely to be approved and favorable, as compared to competitive products and product candidates. Given the status of development, it is premature for you to make such statements or implications at this time. Accordingly, please delete all references in your registration statement to your product candidates being potentially “best-in-class” or “first-in-class.” If your use of these terms was intended to convey your belief that the products are based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, if applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout Amendment No. 1 to remove references to “best-in-class” or “first-in-class.”

2.

Please revise your statement that you own global commercialization rights for all of your product candidates with reference to your financial obligations under your license and collaboration agreements as discussed on pages 154-156.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 2 of Amendment No. 1.

3.

We note your disclosure that you intend to initiate the first of two registrational trials, Phase 2/3, in the United States and Australia. Your characterization of two trials as registrational is not appropriate given that you must complete multiple trials prior to submitting the related New Drug Application (NDA). Please revise your disclosure to remove this characterization here and throughout your prospectus.

RESPONSE: The Company respectfully advises the Staff that that it has revised the disclosure on pages 2, 118, 121, 122, 127 and 134 of Amendment No. 1 to clarify the Company’s characterization of its Phase 2/3 trial for PRAX-114.

PRAX-114, page 2

4.

We note your disclosure that you have an ongoing three-part Phase 2a clinical trial ongoing in Australia, with Part A having demonstrated rapid and marked improvements in depression scores in MDD patients. As efficacy determinations are solely within the authority of the U.S. Food and

Drug Administration (FDA) and comparable regulatory bodies, it is inappropriate to state or imply that your product candidates are effective. Please revise this statement and similar statements here and throughout your prospectus, including, but not limited to, in your Business section. We will not object to a discussion of objective data resulting from your trials without including conclusions related to efficacy. As a non-exhaustive list of illustrative examples only, we note the following disclosures:

•	To date, PRAX-562 has demonstrated efficacy in in vivo models...

•	Based on clinical data showing a rapid, pronounced and durable antidepressant effect in MDD patients...

•

We plan to initiate a Phase 2 trial for Short-lasting Unilateral Neuralgiform headache with Conjunctival injection and Tearing, or SUNCT, and Short-lasting Unilateral Neuralgiform headache attacks with Autonomic symptoms, or SUNA, to demonstrate rapid clinical proof-of-concept and then subsequently expand into severe pediatric epilepsies.

•	Because the doses at which EEG changes observed in rats are similar to those that demonstrated efficacy in a preclinical model of essential tumor....

•	We have evaluated the safety and tolerability of PRAX-944 in over 100 healthy volunteers in four separate clinical trials and demonstrated pharmacodynamic effects in humans using EEG.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout Amendment No. 1 to remove statements or implications that the Company’s product candidates are effective.

Our Strategy, page 4

5.

We note that you state your strategy is to “efficiently advance” your product candidates towards regulatory approval and commercialization. Please revise your disclosure to remove any implication that you may be able to accelerate the FDA review process.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 4, 120 and 121 of Amendment No. 1.

Risks Associated with Our Business, page 5

6.

Please expand your disclosure in the fourth bulletpoint to highlight the risk that your clinical trials to date have been conducted outside the U.S. and that if the FDA or comparable regulators do not accept earlier preclinical and clinical data you may need to conduct additional clinical trials, as referenced on pages 16 and 24. Please also add a bullet point highlighting the risks related to concentration of ownership of your common stock, as referenced on page 73.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that that it has revised the disclosure on page 5 of Amendment No. 1.

Use of Proceeds, page 82

7.

It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates through regulatory approval and commercialization. Please disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 7 and 84 of Amendment No. 1 to clarify how the Company intends to use the proceeds from the offering.

Business

Our Approach, page 116

8.	Please expand your disclosure to explain briefly what you mean by “validated” target-specific EEG endpoints. Additionally, please define “CHO cells” used on page 122.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 120, 126, 128 and 142 of Amendment No. 1.

Broad Psychiatry and Neurology Programs

PRAX-114

Phase 2a trial in patients with depression

Part A results, page 127

9.

We note your comparison of the results of PRAX-114 observed in your Phase 2a Part A trial to published reports on changes in HAM-D scale in clinical trials of approved antidepressants. As these comparisons are not based on head-to-head studies, please tell us why you believe it is appropriate to include them. Address in your response whether you expect to be able to rely on such comparisons to support an application for marketing approval.

RESPONSE: The Company respectfully advises the Staff that the comparison of the results of PRAX-114 observed in its Phase 2a Part A trial to published reports on changes in HAM-D scale in clinical trials of approved antidepressants references data that have been presented in the public domain, and that this would provide potential investors important perspective regarding the degree of potential clinical benefit of PRAX-114 and inform the design of future clinical trials. In addition, the Company respectfully advises the Staff that the clinical data that the Company has generated to date, and that it expects to generate in the future, from its clinical studies will ultimately constitute the bulk of the data needed to support any application for marketing approval of PRAX-

114. Unless the Company conducts head-to-head studies of PRAX-114 against other molecules as part of its future clinical trials and elects to include the resulting data in an application for regulatory approval, the Company would not expect to rely upon PRAX-114’s potential differentiation from any other molecules in connection with submissions to the FDA or other regulatory agencies, as applicable, for approval or otherwise. The Company has revised the disclosure on page 131 of Amendment No. 1 to clarify this presentation.

License Agreement with RogCon, page 154

10.

We note your disclosure that the $3.0 million milestone payment will become due to RogCon when the first profit share payment has become due and certain certain contingent payments become due to Ionis. Please expand your disclosure to specify the triggers for these payments.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 158 of Amendment No. 1 in response to the Staff’s comment to expand the disclosure related to the Company’s cooperation and license agreement with RogCon Inc.

Ionis Collaboration Agreement, page 155

11.	Please expand your disclosure to include the financial terms related to the option exercise provisions, including the royalty rate or range not to exceed ten percentage points.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 159 of Amendment No. 1 in response to the Staff’s comment to expand the disclosure related to the Company’s research collaboration, option and license agreement with Ionis Pharmaceuticals, Inc. (the “Collaboration Agreement”). The Company has also refiled the Collaboration Agreement as Exhibit 10.17 to Amendment No. 1 to unredact certain terms in accordance with the Company’s updated disclosure.

License Agreement with Purdue, page 155

12.	Please expand your disclosure to include the period of time relevant to the royalty term.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 158 of Amendment No. 1 in response to the Staff’s comment to expand the disclosure related to the Company’s license agreement with Purdue Neuroscience Company (the “License Agreement”). The Company has also refiled the Collaboration Agreement as Exhibit 10.15 to Amendment No. 1 to unredact certain terms in accordance with the Company’s updated disclosure.

General

13.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Sincerely, /s/ William D. Collins William D. Collins

cc:

Marcio Souza, Praxis Precision Medicines, Inc.

Stuart Chaffee, Praxis Precision Medicines, Inc.

Richard A. Hoffman, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP